SCHEDULE 13D
                                 (Rule 13d-101)


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                    Under the Securities Exchange Act of 1934
                                 Amendment No. 1
                                              ---

                              QUANTA SERVICES, INC.
 -----------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, par value $0.00001
 -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74762E102
 -----------------------------------------------------------------------------
                                 (CUSIP Number)

       Thomas R. Denison - First Reserve Corporation, 1801 California St.,
                 Suite #4110, Denver, CO 80202, (303) 382-1270
 -----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                DECEMBER 27, 2002
 -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

(Date of Event which Requires Filing of this Statement) If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               SEC 1746 (12-91)

------------ ----------------------------------------------------------------
     1       NAME OF REPORTING PERSONS S.S.
             OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             First Reserve GP IX, Inc.
             I.R.S. No.:  91-209254 2

------------ ----------------------------------------------------- ----------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a )  |_|
                                                                   (b)  |X|

------------ ----------------------------------------------------------------
     3       SEC USE ONLY


------------ ----------------------------------------------------------------
     4       SOURCE OF FUNDS*
             N/A

------------ ----------------------------------------------------- ----------
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                   |_|
------------ ----------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

---------------------------- --------- --------------------------------------
                                7      SOLE VOTING POWER
                                       0

         NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
---------------------------- --------- --------------------------------------
                                8      SHARED VOTING POWER
                                       40,974,076 (1)

---------------------------- --------- --------------------------------------
                                9      SOLE DISPOSITIVE POWER
                                       0

---------------------------- --------- --------------------------------------
                                10     SHARED DISPOSITIVE POWER
                                       40,995,276 (2)

------------ ----------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
             40,995,276 (2)

------------ ----------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES*                        |_|
------------ ----------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             37.3%

------------ ----------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
             CO

------------ ----------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


(1) Consists of 36,277,176 shares of Common Stock and 4,696,900 shares of Common Stock into which 939,380 shares of Series A Convertible Preferred Stock beneficially owned by First Reserve Fund IX, L.P. are convertible.

(2) Consists of 36,298,376 shares of Common Stock, including 21,200 shares of Common Stock beneficially owned by Ben A. Guill over which First Reserve Fund IX, L.P. has dispositive power, and 4,696,900 shares of Common Stock into which 939,380 shares of Series A Convertible Preferred Stock beneficially owned by First Reserve Fund IX, L.P. are convertible.


------------ ----------------------------------------------------------------
     1       NAME OF REPORTING PERSONS S.S.
             OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             First Reserve GP IX, L.P.
             I.R.S. No.:  91-208465 3

------------ ----------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a )  |_|
                                                                    (b)  |X|

------------ ----------------------------------------------------------------
     3       SEC USE ONLY


------------ ----------------------------------------------------------------
     4       SOURCE OF FUNDS*
             N/A

------------ ----------------------------------------------------------------
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                   |_|
------------ ----------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

---------------------------- --------- --------------------------------------
                                7      SOLE VOTING POWER
                                       0

         NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
---------------------------- --------- --------------------------------------
                                8      SHARED VOTING POWER
                                       40,974,076 (1)

---------------------------- --------- --------------------------------------
                                9      SOLE DISPOSITIVE POWER
                                       0

---------------------------- --------- --------------------------------------
                                10     SHARED DISPOSITIVE POWER
                                       40,995,276 (2)

------------ ----------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
             40,995,276 (2)

------------ ----------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES*                        |_|
------------ ----------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             37.3%

------------ ----------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
             PN

------------ ----------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


(1) Consists of 36,277,176 shares of Common Stock and 4,696,900 shares of Common Stock into which 939,380 shares of Series A Convertible Preferred Stock beneficially owned by First Reserve Fund IX, L.P. are convertible.

(2) Consists of 36,298,376 shares of Common Stock, including 21,200 shares of Common Stock beneficially owned by Ben A. Guill over which First Reserve Fund IX, L.P. has dispositive power, and 4,696,900 shares of Common Stock into which 939,380 shares of Series A Convertible Preferred Stock beneficially owned by First Reserve Fund IX, L.P. are convertible.



------------ ----------------------------------------------------------------
     1       NAME OF REPORTING PERSONS S.S.
             OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             First Reserve Fund IX, L.P.
             I.R.S. No.:  91-208465 2

------------ ----------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a )  |_|
                                                                   (b )  |X|

------------ ----------------------------------------------------------------
     3       SEC USE ONLY


------------ ----------------------------------------------------------------
     4       SOURCE OF FUNDS*
             N/A

------------ ----------------------------------------------------------------
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                   |_|
------------ ----------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

---------------------------- --------- --------------------------------------
                                7      SOLE VOTING POWER
                                       0

         NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
---------------------------- --------- --------------------------------------
                                8      SHARED VOTING POWER
                                       40,974,076 (1)

---------------------------- --------- --------------------------------------
                                9      SOLE DISPOSITIVE POWER
                                       0

---------------------------- --------- --------------------------------------
                                10     SHARED DISPOSITIVE POWER
                                       40,995,276 (2)

------------ ----------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
             40,995,276 (2)

------------ ----------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES*                       |_|
------------ ----------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             37.3%

------------ ----------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
             PN

------------ ----------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




(1) Consists of 36,277,176 shares of Common Stock and 4,696,900 shares of Common Stock into which 939,380 shares of Series A Convertible Preferred Stock beneficially owned by First Reserve Fund IX, L.P. are convertible.

(2) Consists of 36,298,376 shares of Common Stock, including 21,200 shares of Common Stock beneficially owned by Ben A. Guill over which First Reserve Fund IX, L.P. has dispositive power, and 4,696,900 shares of Common Stock into which 939,380 shares of Series A Convertible Preferred Stock beneficially owned by First Reserve Fund IX, L.P. are convertible.

         This Amendment No. 1 on Schedule 13D (the "Schedule 13D"), originally filed on October 23, 2002, is being filed jointly by First Reserve Fund IX, L.P. ("Fund IX"), First Reserve GP IX, L.P. ("GP IX"), and First Reserve GP IX, Inc. ("First Reserve" and collectively, the "Reporting Persons") and relates to the Common Stock, $.00001 par value per share (the "Common Stock") of Quanta Services, Inc., a Delaware corporation (the "Issuer"). That Schedule 13D is hereby amended as set forth below.

Item 3.           Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended by adding the following:

         Pursuant to the Securities Purchase Agreement, dated October 15, 2002, and amended on December 6, 2002, between Fund IX and the Issuer, Fund IX purchased 2,430,741 shares of nonvoting Series E Convertible Preferred Stock, par value $0.00001 per share, of the Issuer at a per share price of $30.00, for a total consideration of $72,922,230 on December 20, 2002. Convertibility of the Series E Convertible Preferred Stock and issuance of up to 24,307,410 shares of Common Stock, upon conversion of the Series E Preferred Stock, were approved at a special meeting of stockholders on December 27, 2002. The Issuer caused the shares of Series E Convertible Preferred Stock held by Fund IX to be converted into 24,307,410 shares of Common Stock on December 31, 2002. The source of funds for the acquisition of beneficial ownership of Series E Preferred Stock by Fund IX was money contributed by limited and general partners for the investment by Fund IX. Except in relation to its partnership interest in Fund IX, no funds were acquired directly by GP IX, or First Reserve, for their indirect acquisition of beneficial ownership of the Common Stock.

Item 4.           Purpose of Transaction.

         Item 4 is hereby amended by adding the following:

         The purchase of shares of Series E Convertible Preferred Stock by Fund IX and their conversion to shares of Common Stock were undertaken for investment purposes. Fund IX also intends to participate in and influence the affairs of the Issuer through the exercise of its voting rights, with respect to the shares of Common Stock issued upon conversion of the Series E Convertible Preferred Stock. In connection with its acquisition of shares of Series E Convertible Preferred Stock and the subsequent conversion of such shares to shares of Common Stock, Fund IX has the right to appoint two more directors to the Issuer's Board of Directors in addition to the one director Fund IX already had a right to appoint, for a total of three directors.

Item 5.           Interest in Securities of the Issuer.

         Item 5 is hereby amended by deleting the first paragraph and replacing it with the following:

         As of October 15, 2002, the Reporting Persons beneficially owned 11,969,766 shares of Common Stock and 939,380 shares of Series A Convertible Preferred Stock (which are convertible into 4,696,900 shares of Common Stock) of the Issuer.

         Item 5(a) is hereby amended and restated in its entirety as follows:

                  (a) As of the date hereof, the Reporting Persons are the beneficial owners of Common Stock in the numbers and percentages set forth in the table below.

                                 Number of Shares            Percentage
        Reporting Party         Beneficially Owned            of Class

            Fund IX                 36,298,376  (2)             33.0% (4)
                                     4,696,900  (3)              4.3% (4)
           GP IX (1)                36,298,376  (2)             33.0% (4)
                                     4,696,900  (3)              4.3% (4)
       First Reserve (1)            36,298,376  (2)             33.0% (4)
                                     4,696,900  (3)              4.3% (4)


(1) GP IX is the general partner of Fund IX and may be deemed to beneficially own all of the shares of Common Stock owned by Fund IX. First Reserve, as the general partner of GP IX, may be deemed to beneficially own all of the shares of Common Stock owned by Fund IX.

(2) Consists of 36,277,176 shares of Common Stock held by Fund IX and 21,200 shares of Common Stock issued to Ben A. Guill in his capacity as a director of the Issuer. First Reserve, as the general partner of GP IX may be deemed to share dispositive control of the aforementioned shares issued to Ben A. Guill.

(3) Consists of 4,696,900 shares of Common Stock into which the 939,380 shares of Series A Preferred Stock owned directly by Fund IX are convertible.

(4) The percentage above is obtained by using as the denominator 109,956,440 shares of outstanding Common Stock, which includes 92,731,635 shares of Common Stock currently outstanding (68,403,025 shares were indicated as outstanding as of November 15, 2002 in the Issuer's Form 14(A) filed on November 22, 2002, 21,200 shares of Common became outstanding through a grant to Ben Guill as a director of the Issuer appointed by First Reserve on December 2, 2002, and an additional 24,307,410 shares became outstanding as a result of the transactions described herein) and 17,224,805 shares of Common Stock into which the Issuer's Series A Preferred Stock is convertible (in accordance with Rule 13d-3(d)(1)(i)(D)). This denominator excludes
         (a) 1,083,750 shares of Limited Vote Common Stock (as indicated as outstanding as of November 15, 2002 in the Issuer's Form 14(A) filed on November 22, 2002), (b) 3,163,396 shares of Common Stock into which the Issuer's Convertible Subordinated Notes can be converted (as indicated in the Issuer's Form 14(A) filed on November 22, 2002), and (c) shares of Common Stock into which the options issued pursuant to the 2001 Stock Incentive Plan can be exercised.



         As of the date hereof, the Reporting Persons are the beneficial owners of Series A Preferred Stock in the numbers and percentages set forth in the table below.

                                    Number of Shares            Percentage
          Reporting Party          Beneficially Owned            of Class

              Fund IX                   939,380                   27.3%
             GP IX (1)                  939,380                   27.3%
         First Reserve (1)              939,380                   27.3%


(1) Consists of 939,380 shares of Series A Preferred Stock beneficially owned directly by Fund IX. GP IX is the general partner of Fund IX and may be deemed to beneficially own the shares of Common Stock owned by Fund IX. First Reserve, as the general partner of GP IX, may be deemed to beneficially own all of the shares of Common Stock owned by Fund IX.

                  Item 5(c) is hereby amended and restated in its entirety as follows:

                  (c) During the past 60 days, the following transactions were effected:

      REPORTING                                   NUMBER OF
        PARTY                  DATE                SHARES                PRICE              TRANSACTION

       Fund IX               12/02/02              21,200           $0.00 per share    Common Stock Granted
                                                                                       to Ben A. Guill as a
                                                                                          Director of the
                                                                                           Issuer (First
                                                                                        Reserve is entitled
                                                                                        to the profits from
                                                                                         any sale of these
                                                                                             shares.)

       Fund IX               12/20/02             2,430,741        $30.00 per share    Series E Convertible
                                                                                          Preferred Stock
                                                                                             Purchased

       Fund IX               12/31/02            24,307,410               N/A              Common Stock
                                                                                         Acquired Through
                                                                                       Conversion of Series
                                                                                           E Convertible
                                                                                          Preferred Stock


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


         Item 6 is hereby amended by removing the section entitled "Form of Certificate of Designation, Rights, and Limitations of Series E Convertible Preferred Stock" and adding the following:

Joint Filing Agreement

         A Joint Filing Agreement dated December 31, 2002, by and among Fund IX, GP IX, and First Reserve has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit A and incorporated herein by reference.

Certificate of Designation, Rights, and Limitations of Series E
Convertible Preferred Stock

         The Certificate of Designation designates shares of Issuer's preferred stock as Series E Convertible Preferred Stock and sets forth the terms of the Series E Preferred Stock. The Certificate of Designation is filed as an exhibit to this Schedule 13D and is incorporated by reference herein and the description set forth above is qualified in its entirety by reference thereto.

Item 7.           Material to be Filed as Exhibits.

1.       Joint Filing Agreement of Schedule 13D.

2. Certificate of Designation, Rights, and Limitations of Series E Convertible Preferred Stock.

                                   SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                  December 31, 2002

                                        FIRST RESERVE FUND IX, L.P.

                                        By:      First Reserve GP IX, L.P.,
                                                  General Partner
                                        By:      First Reserve GP IX, Inc.,
                                                 General Partner

                                        By:      /s/ Thomas R. Denison
                                                --------------------------
                                        Name:    Thomas R. Denison
                                        Title:   Managing Director



                                        FIRST RESERVE GP IX, L.P.

                                        By:      First Reserve GP IX, Inc.,
                                                 General Partner

                                        By:      /s/ Thomas R. Denison
                                                 --------------------------
                                        Name:    Thomas R. Denison
                                        Title:   Managing Director



                                        FIRST RESERVE GP IX, INC.

                                        By:      /s/ Thomas R. Denison
                                                 --------------------------
                                        Name:    Thomas R. Denison
                                        Title:   Managing Director




                               INDEX TO EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION

A.                Joint Filing Agreement of Schedule 13D.

B. Certificate of Designation, Rights, and Limitations of Series E Convertible Preferred Stock.

                                   EXHIBIT A
                            JOINT FILING AGREEMENT


         We, the signatories of the statement on Schedule 13D filed with respect to the Common Stock of Quanta Services, Inc., to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934.

Dated:   December 31, 2002


                                        FIRST RESERVE FUND IX, L.P.

                                        By:      First Reserve GP IX, L.P.,
                                                  General Partner
                                        By:      First Reserve GP IX, Inc.,
                                                 General Partner

                                        By:      /s/ Thomas R. Denison
                                                 --------------------------
                                        Name:    Thomas R. Denison
                                        Title:   Managing Director



                                        FIRST RESERVE GP IX, L.P.

                                        By:      First Reserve GP IX, Inc.,
                                                 General Partner

                                        By:      /s/ Thomas R. Denison
                                                 --------------------------
                                        Name:    Thomas R. Denison
                                        Title:   Managing Director



                                        FIRST RESERVE GP IX, INC.

                                        By:      /s/ Thomas R. Denison
                                                 --------------------------
                                        Name:    Thomas R. Denison
                                        Title:   Managing Director